UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 1-14118

2007 SECOND QUARTER RESULTS

QUEBECOR WORLD INC.
(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐                             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                             No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                             .

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

  Press Release dated August 8, 2007; Financial Highlights

  Management's Discussion and Analysis of Financial Condition and Results of Operations

  Consolidated Financial Statements

August 8, 2007                                                                                                                                   21/07

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QUEBECOR WORLD RELEASES SECOND QUARTER RESULTS

HIGHLIGHTS

  Revenue of $1.36 billion in second quarter compared to $1.45 billion in second quarter 2006
  Recently restructured and retooled North American businesses showing significant improvement in EBIT compared to last year
  European results lower due to major restructuring and retooling activity as well as challenging markets in some countries
  Latin America achieved strong sales and earnings growth

Montréal, Canada - Quebecor World Inc. (NYSE:IQW, TSX:IQW) announces for the second quarter of 2007 a net loss from continuing operations of $21.1 million or a loss of $0.20 per share, compared to the second quarter 2006's net loss from continuing operations of $6.5 million or a loss of $0.11 per share. Second quarter 2007 results incorporate impairment of assets, restructuring and other charges (net of taxes) of $26.3 million or $0.20 per share compared to $27.0 million or $0.21 per share in 2006. Excluding impairment of assets, restructuring and other charges, adjusted earnings per share was nil compared to adjusted diluted earnings per share of $0.10 in the second quarter of 2006 and adjusted operating income was $33.9 million compared to $50.4 million during the second quarter last year. This shortfall reflects temporary inefficiencies and volume reductions caused by the retooling, restructuring, and press start-up activity as well as market conditions. The Company accelerated the retooling and restructuring programs, and these are scheduled to be completed prior to the 2007 fall busy season. Consolidated revenues for the quarter were $1.36 billion compared to $1.45 billion in the second quarter of 2006.

"In North America, we are achieving significant improved earnings in our business groups where the retooling and restructuring is essentially complete, such as our Book and Magazine Divisions", commented Wes Lucas, President and CEO, Quebecor World Inc. "In addition, results improved year-over-year in several business groups, such as Targeted Marketing, Premedia, and Retail. However, these improved performances were offset by those divisions that are in the middle of retooling and restructuring, such as the significant new press start-

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ups and plant closures in the Catalog and Directory Divisions, as well as the Canada Division. These elements contributed to a slight net increase in the North America adjusted EBITDA and adjusted EBIT margins in the quarter. In addition, we were pleased with our Latin America division where we achieved sales growth adjusted for foreign exchange of more than 8% and a three-fold increase in EBIT."

"However, as expected, the acceleration of our re-tooling efforts and the challenging market conditions in some segments, especially in Europe, negatively impacted our financial results," added Mr. Lucas. "In Europe, to meet the difficult European market conditions, we successfully started-up what is considered to be Europe's most advanced gravure printing facility with state-of-the-art technology and low cost automation in Charleroi, Belgium."

In the second quarter, restructuring activities included the closure of the Phoenix, AZ facility, the announcement of the shutdown of one of the Vancouver, B.C. facilities and the installation of four new or relocated presses across the platform. These important undertakings and the ongoing start-ups of earlier press installations and accompanying technology created certain temporary inefficiencies. Mr. Lucas added, "We believe these measures should provide significant advantages for our customers and create additional value for our shareholders in the medium and long term."

In the second quarter, Quebecor World generated adjusted EBITDA of $114.0 million compared to $130.6 million in the second quarter of 2006.

Actions on 5-Point Transformation Plan

Customer Value: Quebecor World continues to develop and expand its service offering to create greater customer value. This full-service offering enables customers to maximize the impact of their marketing and advertising campaigns. In the second quarter Quebecor World expanded its co-mailing capability and announced plans to expand service in the important northeast corridor in the U.S. This new co-mail capacity will allow more customers to reduce postal costs without impacting production cycles. Before print, Quebecor World enhanced its Premedia capabilities through its acquisition of Colorscope, a high quality interactive and print imaging services provider with locations on the U.S. west coast and relationships in Asia. The Company also received the Partners in Progress Award from Sears Holding Corp, an award earned annually by less than one percent of Sears' 40,000 suppliers. These are just a few of the many examples of Quebecor World's commitment to delivering greater customer value before and after print. Management is on track with its Customer Value initiative to generate $300 million run rate in new annualized revenue by year-end 2008.

Best People: Quebecor World's Best People initiative is focused on building high performance teams to ensure the Company has the best people in place to create maximum shareholder value. The Company made significant progress in development programs and training in the second quarter.

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Great Execution: Quebecor World's Great Execution initiative includes multiple elements focused on reducing costs and improving efficiencies across the Company. One area of this initiative is our Continuous Improvement Program in our North American platform. The second wave, consisting of 47 continuous improvement projects, was launched during the second quarter. Twenty of those projects have been completed and the rest are nearing completion. This is in addition to the first wave of 41 projects launched in the fourth quarter of 2006. To date, the Company has 88 projects completed or launched, with more than 150 people trained in continuous improvement across the North American platform. These projects focus on high impact improvement areas with low capital requirements and high returns. These projects and others that will be launched in the third and fourth quarters are expected to generate an annualized run rate of $30 million by the end of 2007. As a result, management is confident that the Company will achieve its $100 million run rate in annualized savings by year-end 2008.

Retooling Program: In the second quarter, Quebecor World completed the installation of four new or relocated presses in its North American platform. Additionally, Quebecor World's three-year retooling program is being accelerated in order to be completed before its customers' busy season in the fall of 2007 which creates extra costs and inefficiencies. To maximize the benefits of the retooling, the Company is also continuing with its restructuring initiatives that in the second quarter involved completing the closure of a facility in Phoenix, AZ and the announcement of a phased shutdown of one of the Company's facilities in Vancouver, B.C. In order to reduce costs and increase efficiencies in the first half of 2007, the restructuring initiatives eliminated 892 positions, of which 765 positions were eliminated as of June 30, 2007 and 127 are expected to be eliminated. However, the Company estimated that 387 new jobs would be needed in other facilities, for a net reduction totalling 505 positions.

Balance Sheet: Quebecor World is committed to strengthening its balance sheet in a responsible manner. During the quarter, the Company redeemed all of its 6% Convertible Senior Subordinated Notes due on October 1, 2007 for a redemption price of 100.6% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest. Management continues to explore both strategic and tactical actions to improve the balance sheet. On August 3, 2007 the Company initiated a tender offer to repurchase up to $159 million of outstanding Senior Notes and a consent solicitation which are outlined in a separate press release. The tender offer was launched with a view to providing the Company with greater financial flexibility.

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North America
North American revenues for the second quarter of 2007 were $1.05 billion, down 8.6 % from $1.15 billion in 2006. Excluding the impact of lower paper sales and changes in currency, revenues declined by 2.3%. Results improved in businesses that were recently retooled and restructured, such as in the Book and Magazine Divisions. However, this was offset by FX impact in Canada and significant retooling and restructuring activities in Catalog, Directory, and Canada Divisions. North American revenues benefited from the initial ramp up of the Yellow Book contract, a multiyear contract totalling $900 million in sales. Year-over-year, the North American workforce was reduced by approximately 1,500 employees, or 6.7%.

Europe
European revenues for the second quarter of 2007 were $248.8 million, down 1.2% from $251.9 million in 2006. Volume decreased in the second quarter of 2007, mainly in France, due to the sale of the Lille facility in the first quarter, and inefficiencies due to press start-ups and equipment transfers. Operating income was down significantly in the second quarter as a result of the retooling and European market conditions. Year-over-year, the European workforce was reduced by 346 employees or approximately 8.5%.

Latin America
Latin America's revenues for the second quarter of 2007 were $63.4 million, up 22.4% from $51.8 million in 2006. Volume increased for the second quarter of 2007, due to strong customer sales in Peru, Colombia, and Mexico. Price, including the effect of work mix and currency, had relatively little impact on revenues during the quarter. Overall, these factors and cost reductions contributed to the significant three-fold increase in EBIT during the second quarter of 2007 compared to last year.

Year-to-date
For the first six months of 2007, Quebecor World reported a net loss from continuing operations of $59.2 million or a loss of $0.54 per share, compared to 2006's net loss from continuing operations of $0.2 million or a loss of $0.14 per share for the same period. The results for the first six months of 2007 incorporate impairment of assets, restructuring, and other charges (net of taxes) of $49.4 million or $0.37 per share compared to $43.9 million or $0.33 per share in 2006. Excluding impairment of assets, restructuring, and other charges, adjusted diluted loss per share was $0.17 for the first six months of 2007 compared to adjusted diluted earnings per share of $0.19 in the same period of 2006. On the same basis, adjusted operating income in the first six months of 2007 was $45.1 million compared to $100.0 million in 2006. This shortfall reflects lower revenues from plant closures and restructuring programs scheduled to be completed before the fall 2007's busy season, as well as the effect of the poor European market conditions, which offset the increased profits in divisions where the retooling has already been completed, such as the Book and Magazines Divisions. Consolidated revenues for the first half of 2007 were $2.75 billion compared to $2.92 billion in the same period of 2006.

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Dividend
The Board of Directors of Quebecor World Inc. declared today a dividend of CA$0.3845 per share on Series 3 Preferred Shares and CA$0.43125 on Series 5 Preferred Shares. The dividends are payable on September 1st, 2007 to shareholders of record at the close of business on August 21st, 2007.

Full Financial Information

Management Discussion and Analysis ("MD&A")

Please refer to the MD&A for the reconciliation to Canadian generally accepted accounting principles of certain figures used to explain these results. The MD&A can be found on the Company's website at www.quebecorworld.com and through the SEDAR and SEC filings.

Financial statements are available on the Company's website and through the SEDAR and SEC filings.

Sedar web address: www.sedar.com

SEC web address: www.sec.gov

Conference Call

Quebecor World to include slide presentation in its Quarterly Investor Conference Call

Quebecor World to Webcast Investor Conference Call and Presentation on August 8, 2007

Quebecor World Inc. will broadcast its second quarter conference call live over the Internet on August 8, 2007 at 4:00 PM (Eastern Time).

The conference call and accompanying PowerPoint presentation will be broadcast live and can be accessed on the Quebecor World Website:

http://www.quebecorworldinc.com/main.aspx?id=209

The presentation and an archive of the Webcast will be available on the Quebecor World Web site following the conference call.

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

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Anyone unable to attend this conference call may listen to the replay tape by phoning (877) 293-8133 or (403) 266-2079 - passcode 508386#, available from August 8, 2007 to September 6, 2007.

Forward looking statements

This press release may include "forward-looking statements" that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the "Company"), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company's actual results to differ from current expectations, please refer to the Company's public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the "Risks and Uncertainties related to the Company's business" section of the Company's Management's Discussion and Analysis for the year ended December 31, 2006, and the "Risk Factors" section of the Company's Annual Information Form for the year ended December 31, 2006.

The forward-looking statements in this press release reflect the Company's expectations as of August 8, 2007 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

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The Company

Quebecor World Inc. (NYSE:IQW, TSX:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 27,500 employees working in more than 120 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further Information contact:
Tony Ross Vice President, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Roland Ribotti Vice President, Investor Relations and Assistant Treasurer Quebecor World Inc. (514) 877-5143 (800) 567-7070

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Quebecor World Inc.

Financial Highlights

(In millions of US dollars, except per share data)

(Unaudited)

	Three-month periods ended		Six-month periods ended
	June 30		June 30
	2007	2006	2007	2006

Consolidated Results from Continuing Operations
Revenues	$1,360.1	$1,452.2	$2,753.5	$2,919.7
Adjusted EBITDA	114.0	130.6	206.0	259.1
Adjusted EBIT	33.9	50.4	45.1	100.0
IAROC	36.0	31.4	65.5	53.5
Operating income (loss)	(2.1)	19.0	(20.4)	46.5
Loss from continuing operations	(21.1)	(6.5)	(59.2)	(0.2)
Net income (loss)	(21.1)	(7.2)	(59.2)	(2.0)
Adjusted EBITDA margin *	8.4%	9.0%	7.5%	8.9%
Adjusted EBIT margin *	2.5%	3.5%	1.6%	3.4%
Operating margin *	(0.2)%	1.3%	(0.7)%	1.6%

Segmented Information from Continuing Operations
Revenues
North America	$1,049.3	$1,148.4	$2,126.5	$2,296.5
Europe	248.8	251.9	502.1	514.0
Latin America	63.4	51.8	127.3	109.3

Adjusted EBIT
North America	$55.1	$59.6	$92.4	$102.1
Europe	(13.3)	(6.3)	(39.8)	(2.6)
Latin America	1.8	0.6	4.3	3.4

Adjusted EBIT margin *
North America	5.3%	5.2%	4.3%	4.4%
Europe	(5.4)%	(2.5)%	(7.9)%	(0.5)%
Latin America	2.8%	1.3%	3.4%	3.2%

Selected Cash Flow Information
Cash provided by operating activities	$101.9	$122.2	$175.3	$154.6
Free cash flow **	43.6	26.6	69.4	31.3

Per Share Data
Earnings (loss) from continuing operations
Diluted	$(0.20)	$(0.11)	$(0.54)	$(0.14)
Adjusted diluted	$-	$0.10	$(0.17)	$0.19

	Six-month	Twelve-month
	period ended	period ended
	June 30	December 31
	2007	2006

Financial Position
Working capital	$(173.0)	$(76.0)
Total assets	5,742.1	5,823.4
Long-term debt (including convertible notes)	2,105.4	2,132.4
Shareholders’ equity***	1,770.0	1,882.2
Debt-to-capitalization***	54:46	53:47
Debt-to-Adjusted-EBITDA ratio (times) ****	4.0	3.7
Interest coverage ratio (times) ****	3.5	4.3

EBITDA: Operating income before depreciation and amortization.

IAROC: Impairment of assets, restructuring and other charges.

Adjusted: Defined as before IAROC and before goodwill impairment charge.

Debt-to-Ajusted-EBITDA ratio: Total debt divided by Adjusted EBITDA.

Interest coverage ratio: Adjusted EBITDA divided by financial expenses.

*                             Margins calculated on revenues.

**                      Cash provided by operating activities, less capital expenditures and preferred share dividends, net of proceeds from disposals of assets and proceeds from business disposals.

***               Prior periods amount have been revised. See Note 12 to Consolidated Financial Statements.

****        For continuing operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SECOND QUARTER 2007

TABLE OF CONTENTS

Subject
Introduction

1. Overall performance and outlook for 2007
1.1 Second quarter 2007 at a glance
1.2 Outlook for 2007
1.3 Annual goodwill impairment test

2. Financial review
2.1 Second quarter review
2.2 Year-to-date review
2.3 Quarterly trends
2.4 Segment results
2.5 Impairment of assets and restructuring initiatives

3. Liquidity and capital resources
3.1 Operating activities
3.2 Financing activities
3.3 Investing activities

4. Financial position
4.1 Free cash flow
4.2 Financial ratios, financial covenants and credit ratings
4.3 Contractual cash obligations

5. Off-balance sheet arrangements and other disclosures
5.1 Off-balance sheet arrangements
5.2 Derivative financial instruments
5.3 Related party transactions
5.4 Outstanding share data
5.5 Controls and procedures

6. Critical accounting estimates and accounting policies
6.1 Critical accounting estimates
6.2 Change in accounting policy
6.3 Reclassification

7. Risks and uncertainties related to the Company’s business

8. Additional information

INTRODUCTION

The following is a discussion of the consolidated financial condition and results of operations of Quebecor World Inc. (the “Company” or “Quebecor World”) for the three-month and six-month periods ended June 30, 2007 and 2006, and it should be read together with the Company’s corresponding interim Consolidated Financial Statements and the 2006 annual Management’s Discussion and Analysis (“MD&A”). The interim Consolidated Financial Statements and MD&A have been reviewed by the Company’s Audit Committee and approved by its Board of Directors. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements that is part of this MD&A. Management determines whether or not information is “material” based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

A complete review of Quebecor World’s profile and strategy can be found in the “Overview” section of the Company’s 2006 annual MD&A.

Presentation of financial information

Financial data has been prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”).

The Company reports on certain non-GAAP measures that are used by management to evaluate performance of business segments. These measures used in this discussion and analysis do not have any standardized meaning under Canadian GAAP, although management believes that such measures are meaningful and helpful to understanding the Company’s affairs, operations and results. When used, these measures are defined in such terms as to allow the reconciliation to the closest Canadian GAAP measure. Numerical reconciliations are provided in Figures 5 and 6. It is unlikely that these measures could be compared to similar measures presented by other companies.

The Company’s reporting currency is the U.S. dollar, and its functional currency is the Canadian dollar.

Forward-looking statements

This MD&A includes “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this MD&A, including statements regarding the prospects of the industry, and prospects, plans, financial position and business strategy of the Company, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

For more information on the risks, uncertainties and assumptions that would cause the Company’s actual results to differ from current expectations, please also refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risks and uncertainties related to the Company’s business” section in the MD&A for the year ended December 31, 2006 and in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2006.

The forward-looking statements in this MD&A reflect the Company’s expectations as of August 8, 2007 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

1.              Overall performance and outlook for 2007

1.1            Second quarter 2007 at a glance

Quebecor World continues to build on the initiatives it launched in 2006 with regard to the Company’s Five-Point Transformation Plan. Concretely, the following was achieved in the second quarter of 2007:

Customer Value: During the second quarter, Quebecor World continued to increase its value to customers by expanding its value-added services and offerings. The Company announced its plan to expand its co-mail platform into the Northeast of the United States with the addition of two new 30-pocket machines. Co-Mail customers will capture additional value from superior enhancements to cycle time, faster delivery to the final customer, larger more flexible pools, additional postal savings and enhanced cost savings by leveraging the network. The co-mail platform is part of the Company’s complete logistics services which are an important component of the Customer Value initiative to provide customers with complete end-to-end print solutions.

The Company also announced the acquisition of the assets of Colorscope, a premier interactive and print imaging services provider, bringing new premedia composition resources to Quebecor World to drive greater customer value. Colorscope increases Quebecor World’s premedia capabilities for the high end of the market, and expands the Company’s geographical presence with new operations in Southern and Northern California.

Finally, the Company received the “Partners in Progress” award from Sears Holdings Corporation (“Sears”). Less than one percent of Sears’ more than 41,000 suppliers earn this award each year based on selection criteria which include ethics, innovation, value to Sears and continuous improvement. This award represents a tangible demonstration of how Quebecor World is creating value for one of its most important customers.

Best people: Quebecor World’s Best People initiative is focused on building high performance teams to ensure the Company has the best people in place to create maximum shareholder value. The Company made significant progress in development programs and training in the second quarter of 2007.

Great Execution: The Company continues to make progress on its Continuous Improvement Program across its North American platform. Of the 41 projects launched during the first wave, 20 have been completed with the remaining projects nearing completion. This group has also launched 20 additional projects. The second wave initiated 47 projects during the second quarter. During the third quarter, two additional waves will be initiated with accompanying projects. The focus of each of the projects is on high impact improvement, low capital requirements and high returns.

Retooling: Quebecor World is on track to complete its retooling program before the busy season in 2007. For example, it has finalized its Book retooling plan in July 2007 with the installation of two presses at its Book facility in Buffalo, NY. To maximize the benefits of the retooling, the Company is also continuing its restructuring initiatives that involved the completion of the closure of the Phoenix, AZ facility and the announcement of the closure of a facility in Vancouver, BC in the second quarter of 2007.

Balance sheet: Quebecor World is committed to strengthening its balance sheet in a responsible manner. During the second quarter, the Company redeemed all of its outstanding 6.00% Convertible Senior Subordinated Notes due in 2007. This transaction is further discussed in the “Liquidity and capital resources – Financing activities” section. On August 3, 2007, Quebecor World (USA) Inc. launched cash tender offers to purchase the majority of the Senior Notes (8.42%, 8.52%, 8.54% and 8.69%) of Quebecor World Capital Corporation, and a consent solicitation to amend the Note purchase agreements. The tender offers were launched with a view to providing the Company with greater financial flexibility.

In Europe, Quebecor World faced challenges in the second quarter and first half of 2007 as it restructured its operations and also faced continuing poor market conditions. This environment, combined with production inefficiencies resulting from the ramp-up of the two wide-web gravure presses in Charleroi, Belgium and the disposal of the Lille facility in France in the first quarter had a negative impact on the Company’s consolidated results for the first six months of 2007. However, management believes the retooling and restructuring activities will strengthen the segment’s competitive position and maximize value to shareholders.

Overall, Quebecor World’s operating income was lower in the second quarter and the first half of 2007 when compared to the same period in 2006. A significant portion of the shortfall was attributable to the Company’s European segment which was in the most intense part of its retooling program. The results for the first half of 2007 incorporated specific charges that are non-recurring in nature, including a significant loss on the disposal of the Lille facility in France in the first quarter, and these charges are discussed in the “Financial Review” section of this MD&A. Management believes that the successful implementation of the Company’s Five-Point Transformation Plan will promote long-term earnings growth and create more value for Quebecor World’s customers, people and shareholders.

1.2            Outlook for remainder of 2007

The Company continues to experience a number of challenges and expects to continue to face difficult and highly competitive market conditions. In response, the Company is taking measures to implement over time its Five-Point Transformation Plan, described in the 2006 annual MD&A. The Company believes that it is making progress on all five points within the transformation plan, in order to deliver on its targeted benefits. These benefits are expected to be $100 million in reduced costs and higher efficiencies from the Execution initiative, and $300 million in new revenues from the Customer Value initiative, both targeted run rates to be achieved by the end of 2008.

Quebecor World had substantially completed its retooling program at the end of the second quarter of 2007 and the installation of the final 64-page press in the Catalog Group in North America is expected to be completed in the beginning of the third quarter. This revised completion date is significantly earlier than the previously planned completion in 2008, and is prior to the commencement of the Company’s customers’ busy season. Quebecor World expects this should have positive benefits on the results for the second half of 2007. However, the Company’s results may continue to be negatively impacted by the market conditions that may continue to be difficult as well as by temporary disruptions of operations and losses from operational inefficiencies that may arise upon the installation of the final set of presses as part of the Company’s retooling program.

1.3            Annual goodwill impairment test

The Company has commenced its annual goodwill impairment testing in the second quarter of 2007.  Management has determined that the $161.4 million carrying value of goodwill for its European reporting unit may not be recoverable and that the resulting impairment of such goodwill may amount to as much as its carrying value. The Company is presently in the process of finalizing the annual impairment analysis, which it expects to complete before the end of 2007.

2.              Financial review

The Company assesses performance based on, among other measures, operating income and Adjusted EBIT (Figure 5). The following financial review focuses only on continuing operations.

Figure 1

2.1            Second quarter review

The Company’s consolidated revenues for the second quarter of 2007 were $1.36 billion, a 6.3% decrease when compared to $1.45 billion for the same period in 2006. Excluding the impact of currency translation (Figure 2), revenues were $1.34 billion for the quarter, down 8.1% compared to 2006. The decrease in revenues resulted mostly from lower paper sales, but also from reduced volume caused by temporary restructuring dislocations and plant closures as well as continued price pressures, as further discussed in the “Segment results” section. In the second quarter of 2007, Adjusted EBIT decreased to $33.9 million compared to $50.4 million in 2006. Adjusted EBIT margin was 2.5% for the second quarter, compared to 3.5% for the same period in 2006.

Impact of Foreign Currency

($ millions)

	Three months ended	Six months ended
	June 30, 2007	June 30, 2007

Foreign currency favorable impact on revenues	$25.2	44.7

Foreign currency unfavorable impact on operating income	$(1.1)	(3.1)

Figure 2

Paper sales, excluding the effect of currency translation, decreased by 17.7% for the second quarter of 2007, compared to the same period in 2006. The paper sales decrease is mostly explained by plant closures as well as a higher level of client supplied paper. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of the Company’s long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper.

Cost of sales for the second quarter of 2007 decreased by 6.5% to $1.14 billion compared to $1.22 billion for the corresponding period in 2006. The decrease, compared to 2006, is mostly explained by decreases in sales volume and labour costs, both partly resulting from plant closures. Gross profit margin was 16.1% in the second quarter of

2007 compared to 16.0% in 2006. Excluding the negative impact of currency, gross profit margin increased to 16.3% in the second quarter of 2007. The improvement in Quebecor World’s gross profit margin principally reflects initial productivity gains in business groups where the retooling and restructuring initiatives have been completed. The productivity gains are expected to continue in the future as the retooling plan in other platforms is completed.

Selling, general and administrative expenses for the second quarter of 2007 were $103.5 million compared with $99.7 million in 2006. Excluding the unfavourable impact of currency translation of $2.0 million, selling, general and administrative expenses increased by 1.8% compared to the same period last year. The increase is due in part to changes in the timing of accruals, for compensation charges in 2007 compared to 2006.

Securitization fees totalled $7.4 million for the second quarter of 2007, down from $8.3 million for the second quarter of 2006. The decrease for the quarter was mainly due to lower usage of the program partially offset by higher interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company’s results.

Depreciation and amortization expenses were $74.5 million in the second quarter of 2007, compared with $74.2 million in 2006. Excluding the unfavourable impact of currency translation of $1.4 million, depreciation and amortization expenses decreased by 1.5% compared to the second quarter of 2006. The replacement and decommissioning of underperforming assets by investments in state of the art printing technology mostly offset the decrease in depreciation and amortization expenses in the second quarter of 2007 caused by plant closures, and sale and leaseback agreements on real estate properties and equipment.

During the second quarter of 2007, the Company recorded impairment of assets, restructuring and other charges (“IAROC”) of $36.0 million, compared to $31.4 million last year. The charge for the quarter was mainly related to the closure and consolidation of facilities in North America as well as the impairment of long-lived assets in North America and workforce reductions in Europe. These measures are described in the “Impairment of assets and restructuring initiatives” section.

Financial expenses were $41.9 million in the second quarter of 2007, compared to $33.6 million in 2006. The variance of $8.3 million was mainly explained by lower interest capitalized to the cost of equipment due to the finalization of Quebecor World’s retooling plan as well as the premium paid and loss incurred on the redemption of the Company’s 6.00% Convertible senior subordinated notes. The increase was also caused by higher interest rates and a higher level of debt, partially offset by net gains on foreign exchange.

In the second quarter of 2007, the Company reclassified as liabilities its Series 5 Cumulative Redeemable First Preferred Shares as described in the "Critical accounting estimates and accounting policies - Reclassification" section. Accordingly, dividends paid on these shares are from now on presented as a component of net income.

Income tax recovery was $25.4 million in the second quarter of 2007, compared to $8.5 million in 2006. Income tax recovery before IAROC was $15.7 million in the second quarter of 2007, compared to $4.0 million for the same period last year. The increase in income tax recovery, in the second quarter of 2007, was mainly due to increased losses.

For the second quarter ended June 30, 2007, the Company reported a loss per share of $0.20 compared to $0.11 in 2006. These results incorporated IAROC, net of income taxes, of $26.3 million or $0.20 per share compared with $27.0 million or $0.21 per share in 2006. Adjusted diluted earnings per share were nil in the second quarter of 2007 compared with $0.10 in the same period of 2006.

2.2            Year-to-date review

On a year-to-date basis, the Company’s consolidated revenues were $2.75 billion, a 5.7% decrease when compared to $2.92 billion for the same period in 2006. Excluding the impact of currency translation (Figure 2), revenues were $2.71 billion for the six months of 2007, down 7.2% compared to 2006. The decrease in revenues resulted from lower paper sales as well as reduced volume caused by temporary restructuring dislocations and plant closures as well as continued price pressures as further discussed in the “Segment results” section. On a year-to-date basis, adjusted EBIT decreased to $45.1 million compared to $100.0 million in 2006. Adjusted EBIT margin was 1.6% for the six months of 2007, compared to 3.4% for the same period in 2006. These results were impacted by significant non-recurring specific charges that are discussed below.

Paper sales, excluding the effect of currency translation, decreased by 14.3% for the first semester of 2007, compared to the same period in 2006. The explanation provided in the “Second Quarter Review” section above, outlining the causes behind the decrease, also applies for the year-to-date variation.

On a year-to-date basis, cost of sales decreased by 5.8% to $2.32 billion compared to $2.46 billion for the corresponding period in 2006. The decrease, compared to 2006, is explained mostly by decreases in sales volume, impacting all variable costs, but more significantly labour costs. Decreases in variable costs and sales volume are both partly resulting from plant closures. Gross profit margin increased to 15.8% for the six months of 2007 compared to 15.7% in 2006. Excluding the negative impact of currency, gross profit margin increased to 15.9% on a year-to-date basis. The improvement in Quebecor World’s gross profit margin principally reflects initial productivity gains in business groups where the retooling and restructuring initiatives have been completed. The productivity gains are expected to continue in the future as the retooling plan in other platforms is completed.

Selling, general and administrative expenses were $216.9 million on a year-to-date basis compared with $194.9 million in 2006. Excluding the unfavourable impact of currency translation of $3.4 million, selling, general and administrative expenses increased by 9.5% compared to the same period last year. The increase is due in part to non-recurring items and changes in the timing of accruals for compensation charges in 2007 compared to 2006.

Securitization fees totalled $13.3 million on a year-to-date basis, down from $14.5 million for the same period in 2006. The decrease for the semester was mainly due to lower usage of the program partially offset by higher interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company’s results.

Depreciation and amortization expenses were $149.7 million for the first six months of 2007, compared with $147.0 million in 2006. Excluding the unfavourable impact of currency translation of $2.5 million, depreciation and amortization expenses were fairly flat compared to last year. The replacement and decommissioning of underperforming assets by investments in state of the art printing technology has mostly offset the decrease in depreciation and amortization expenses caused by plant closures, and sale and leaseback agreements on real estate properties and equipment in the first semester of 2007.

Loss on business disposals was $11.0 million on a year-to-date basis and was related to the disposal of the Lille facility in France. The loss of $2.2 million in 2006 was mainly attributable to the disposal of a facility in North America.

During the first six months of 2007, the Company recorded IAROC of $65.5 million, compared to $53.5 million last year. The charge for the first six months of 2007 was mainly related to the closure and consolidation of facilities in North America as well as workforce reductions and impairment of long-lived assets in Europe and North America. Finally, the Company recorded pension settlement charges related to prior year initiatives. These measures are described in the “Impairment of assets and restructuring initiatives” section.

Financial expenses were $75.8 million on a year-to-date basis, compared to $61.1 million in 2006. The variance of $14.7 million was mainly explained by lower interest capitalized to the cost of equipment due to the finalization of Quebecor World’s retooling plan as well as the premium paid and loss incurred on the redemption of the Company’s 6.00% Convertible senior subordinated notes. Financial expenses were also affected by higher interest rates and a higher level of debt, partially offset by net gains on foreign exchange.

In the second quarter of 2007, the Company reclassified as liabilities its Series 5 Cumulative Redeemable First Preferred Shares as described in the "Critical accounting estimates and accounting policies - Reclassification" section. As such, dividends paid on these shares are from now on presented as a component of net income.

Income tax recovery was $39.5 million on a year-to-date basis, compared to $14.7 million in 2006. Income tax recovery before IAROC was $23.4 million for the first six months of 2007, compared to $5.1 million for the same period last year. The increase in income tax recovery in the first half of 2007 was mainly due to increased losses.

On a year-to-date basis, the Company reported a loss per share of $0.54 compared to $0.14 in 2006. These results incorporated IAROC, net of income taxes, of $49.4 million or $0.37 per share compared with $43.9 million or $0.33 per share in 2006. Adjusted diluted loss per share was $0.17 for the first six months of 2007 compared with adjusted diluted earnings per share of $0.19 in the same period of 2006.

2.3            Quarterly trends

Selected Quarterly Financial Data (Continuing Operations)

($ millions, except per share data)

	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Consolidated Results
Revenues	$1,360.1	$1,393.4	$1,620.4	$1,546.2	$1,452.2	$1,467.5	$1,664.0	$1,577.2
Adjusted EBITDA	114.0	92.0	170.2	150.6	130.6	128.5	167.9	178.7
Adjusted EBIT	33.9	11.2	74.2	67.3	50.4	49.6	87.3	97.2
IAROC	36.0	29.5	46.2	11.6	31.4	22.1	11.9	17.2
Goodwill impairment charge	-	-	-	-	-	-	243.0	-
Operating income (loss)	(2.1)	(18.3)	28.0	55.7	19.0	27.5	(167.6)	80.0
Operating margin	(0.2)%	(1.3)%	1.7%	3.6%	1.3%	1.9%	(10.1)%	5.1%
Adjusted EBIT margin	2.5%	0.8%	4.6%	4.3%	3.5%	3.4%	5.3%	6.2%
Net income (loss) from continuing operations	(21.1)	(38.1)	11.6	19.2	(6.5)	6.3	(205.0)	30.9
Net income (loss)	(21.1)	(38.1)	11.4	18.9	(7.2)	5.2	(210.6)	29.7

Per Share Data
Earnings (loss)
Basic and diluted	$(0.20)	$(0.34)	$0.03	$0.09	$(0.11)	$(0.04)	$(1.64)	$0.16
Adjusted diluted	$-	$(0.17)	$0.28	$0.17	$0.10	$0.09	$0.21	$0.28

IAROC: Impairment of assets, restructuring and other charges	Figure 3
Adjusted: Defined as before IAROC and before goodwill impairment charge

Adjusted EBITDA trend

Adjusted EBITDA for the first half of 2007 overall was lower than last year due to price pressures, volume declines and inefficiencies resulting from previous periods restructuring activities. These more than offset the year-over-year improvements achieved in the first half of 2007 in business groups that have already completed their retooling initiatives and restructuring processes.

Overall performance for the previous eight quarters was also affected by operational inefficiencies mainly in plants involved in the installation of new equipment or press closures as well as those due to plant closures. In all four quarters of 2006, the Company continued to face difficult market conditions, resulting in price erosion worldwide and decreased volume in certain of the Company’s markets. In the second quarter of 2007, strategic and tactical investments in value added divisions, such as Quebecor World Premedia and Logistics, as well as the Company’s Five-Point Transformation Plan are intended to help reverse this downward trend.

Seasonal impact

Revenues generated by the Company are seasonal with a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches, back-to-school ads, marketing by retailers, increased catalog activity, and holiday promotions. Therefore, an analysis of the consecutive quarters is not a true measurement of the revenue trend (Figure 3).

IAROC impact

Significant IAROC have resulted from the Company’s focus on cost reduction initiatives undertaken during the previous years that involved a reduction in workforce, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, consolidating corporate functions and relocating sales and administrative offices into plants. This determined focus on cost containment has reduced the Company’s long-term cost structure and is expected to improve efficiency across the platform. For the six-month period ended June 30, 2007, the Company recorded IAROC of $65.5 million relating to its European and North American platforms. Of that amount, $32.9 million related to restructuring charges incurred in the first half of 2007 for the closure of North American facilities and the continuation of prior year initiatives, $27.8 million was related to an impairment charge of long-lived assets for European and North American facilities, and $4.8 million related to pension settlements in North American facilities.

Goodwill impairment charge impact

Throughout 2005, the European reporting unit suffered from poor market conditions, namely continued price erosion and decreased volumes, as well as several production inefficiencies and the loss of an important client in the United Kingdom. As a result, the Company concluded that the carrying amount of goodwill for the European reporting unit was not fully recoverable and a pre-tax impairment charge of $243.0 million was taken at December 31, 2005.

General market conditions impact

The Company’s performance for the last eight quarters was primarily affected by the difficult market environment, which more than offset the initial benefits from Quebecor World’s restructuring process and the decreased costs from other initiatives mentioned above. Competition in the industry remains intense as the industry is in the process of consolidation, evidenced by several recent mergers. The publishing market is largely constant in volumes, while the primary demand for printed marketing materials is stable with low growth. The Company is focusing on adding customer value and improving productivity through continuous improvement projects and the deployment of next generation technology, in order to create an operating network capable of being highly competitive in this market.

2.4            Segment results

The following is a review of activities by segment which, except as otherwise indicated, focuses only on continuing operations.

Segment Results of Continuing Operations ($ millions)

Selected Performance Indicators

	North America		Europe		Latin America		Inter-Segment and Others		Total
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Three months ended June 30
Revenues	$1,049.3	$1,148.4	$248.8	$251.9	$63.4	$51.8	$(1.4)	$0.1	$1,360.1	$1,452.2
Adjusted EBITDA	117.1	124.7	1.6	6.1	5.0	3.3	(9.7)	(3.5)	114.0	130.6
Adjusted EBIT	55.1	59.6	(13.3)	(6.3)	1.8	0.6	(9.7)	(3.5)	33.9	50.4
IAROC	28.7	12.6	7.2	18.7	0.1	0.1	-	-	36.0	31.4
Operating income (loss)	26.4	47.0	(20.5)	(25.0)	1.7	0.5	(9.7)	(3.5)	(2.1)	19.0
Adjusted EBITDA margin	11.1%	10.9%	0.6%	2.4%	7.9%	6.3%			8.4%	9.0%
Adjusted EBIT margin	5.3%	5.2%	(5.4)%	(2.5)%	2.8%	1.3%			2.5%	3.5%
Operating margin	2.5%	4.1%	(8.3)%	(9.9)%	2.8%	1.1%			(0.2)%	1.3%

Capital expenditures (1)	$51.6	$53.2	$3.9	$21.6	$1.5	$12.4	$0.6	$-	$57.6	$87.2
Change in non-cash balances related to operations, cash flow (outflow)(1)	20.5	33.6	(10.3)	8.3	4.7	0.1	18.3	16.3	33.2	58.3

Six months ended June 30
Revenues	$2,126.5	$2,296.5	$502.1	$514.0	$127.3	$109.3	$(2.4)	$(0.1)	$2,753.5	$2,919.7
Adjusted EBITDA	217.8	230.5	(10.6)	22.3	10.5	9.0	(11.7)	(2.7)	206.0	259.1
Adjusted EBIT	92.4	102.1	(39.8)	(2.6)	4.3	3.4	(11.8)	(2.9)	45.1	100.0
IAROC	46.5	26.1	18.9	26.8	0.1	0.6	-	-	65.5	53.5
Operating income (loss)	45.9	76.0	(58.7)	(29.4)	4.2	2.8	(11.8)	(2.9)	(20.4)	46.5
Adjusted EBITDA margin	10.2%	10.0%	(2.1)%	4.3%	8.3%	8.2%			7.5%	8.9%
Adjusted EBIT margin	4.3%	4.4%	(7.9)%	(0.5)%	3.4%	3.2%			1.6%	3.4%
Operating margin	2.2%	3.3%	(11.7)%	(5.7)%	3.3%	2.6%			(0.7)%	1.6%

Capital expenditures (1)	$97.7	$83.2	$33.5	$30.9	$2.4	$23.9	$1.1	$(1.6)	$134.7	$136.4
Change in non-cash balances related to operations, cash flow (outflow)(1)	52.8	(62.6)	(38.8)	(6.1)	2.4	1.3	57.8	48.2	74.2	(19.2)

IAROC: Impairment of assets, restructuring and other charges	Figure 4
Adjusted: Defined as before IAROC and before goodwill impairment charge
(1) Including both continuing and discontinued operations

North America

The North American segment is comprised of the following business groups: Magazine, Retail, Catalog, Book & Directory, Direct, Canada, Logistics, Premedia and other value added services. North American revenues for the second quarter of 2007 were $1,049.3 million, down 8.6% from $1,148.4 million in 2006 and $2,126.5 for the first semester, down 7.4% from $2,296.5 million for the same period in 2006. Excluding the effect of currency translation and the unfavourable impact of paper sales, revenues decreased by 2.3% in the second quarter and semester compared to the same periods last year. Revenues in the North American segment continued to be impacted by negative price pressures. Volume in North America decreased during the second quarter and the first half of 2007, mainly due to restructuring initiatives in the Catalog, Magazine, Book and Canada groups. Furthermore, reductions and losses of volume from major contractual customers in the Canadian platform and the loss of an important customer in the Catalog group accentuated the negative impact on sales during the first six months of 2007. Additional volume contracted with Yellow Book positively impacted the Directory group in the second quarter of 2007. Finally, the Canada group continued to be affected by less favourable foreign exchange contracts on sales to its U.S. customers.

Operating income and margin in North America decreased in the second quarter and the first semester of 2007 compared to 2006. Operating income in North America was impacted by the highly competitive market conditions as well as inefficiencies and costs related to the acceleration of the Company’s retooling plan during the first half of 2007. The decrease was partly offset by cost reductions in the Book & Directory and Magazine groups over the first semester. However, the Book & Directory group was impacted by an improvement in product mix with more higher value added work and services.

As part of Quebecor World’s Five-Point Transformation Plan, the Company completed the acquisition of the assets of Colorscope, a high quality interactive and print imaging services provider with locations on the U.S. west coast and important relationships in Asia, in the second quarter of 2007. The Company also appointed Joseph Cha as President of Quebecor World Premedia, one of the Company’s value added divisions.

In the second quarter of 2007, the Company completed the start-up of a book press in its Buffalo, NY facility (Book & Directory group). Quebecor World also completed the U.S. Book retooling plan in July with the final installation of the second Timson press, also in the Buffalo facility. However, management is considering additional investments in Quebecor World’s U.S. Book platform. Finally, the Company expects to complete the North American retooling plan before the end of the third quarter of 2007.

The North American workforce was reduced year-over-year by 1,539 employees, or approximately 6.7%, mostly as a result of the restructuring initiatives completed thus far.

Europe

The European segment operates mainly in the Magazine, Retail, Catalog and Book markets. European revenues for the second quarter of 2007 were $248.8 million, down 1.2% from $251.9 million in 2006 and $502.1 million for the first semester, down 2.3% from $514.0 million for the same period in 2006. Excluding the impact of currency translation and paper sales, revenues were down 5.9% and 6.6% respectively for the second quarter and the first semester of 2007 compared to the same period last year. Overall, volume decrease experienced in France was mostly the result of the disposal of the Lille facility that was completed in the first quarter of 2007 as well as press start-up inefficiencies and equipment transfers. This shortfall was however partly offset by increases in facilities reequipped with new presses in Austria, Spain and Belgium, with Belgian volume up more than 30% from last year during the first semester of 2007.

The operating income and margin for the European segment decreased in the first half of 2007 compared to the same period in 2006, but increased in Finland and Sweden. The increased volume in Belgium and Spain did not translate into increased operating income as their positive effects were offset by press start up inefficiencies and a negative work mix in the quarter and the semester of 2007. Productivity gains were however recorded in the first semester in Austria as a result of the successful ramp-up of the 72-page press recently installed at the Oberndorfer facility. The trend in this segment’s operating income and margin reflects lower demand, price pressures, temporary inefficiencies experienced with the installation of new presses and transfer of volumes between plants. Year-over-year, the European workforce was reduced by approximately 8.5% or 346 employees.

Latin America

Latin America operates mainly in the Book, Directory, Magazine, Catalog and Retail markets. Latin America’s revenues for the second quarter of 2007 were $63.4 million, up 22.4% from $51.8 million in 2006 and $127.3 million for the first semester, up 16.4% from $109.3 million for the same period in 2006. Excluding the impact of foreign currency and paper sales, revenues for the second quarter of 2007 were up 8.5% compared to last year. Significant revenue increases from Colombia, Peru and Mexico, during the second quarter and the first semester, were the result of a growing volume. The increase in Peru was due to a recovery of the local market while Colombia and Mexico increased export sales of bibles and directories respectively. Price, including the effect of work mix, had relatively little impact on revenues during the quarter. Overall, in addition to cost reductions, these factors contributed to the growth in operating income during the second quarter of 2007 compared to last year.

2.5            Impairment of assets and restructuring initiatives

Quebecor World has undertaken various restructuring initiatives to increase the efficiency of the pressroom and the return on capital employed by its facilities. Restructuring costs are mostly the result of plant closures and workforce reductions resulting from current and prior years’ initiatives. A description of these initiatives is provided in Note 3 to the Consolidated Financial Statements for the period ended June 30, 2007.

The 2007 restructuring initiatives affected a total of 892 employees, of which 765 positions have been eliminated as of June 30, 2007. The remaining 127 positions will be eliminated in the near future. However, the Company estimates that 387 new jobs should be created in other facilities with respect to the 2007 initiatives. During the first semester of 2007, the execution of prior years’ initiatives resulted in the elimination of 755 jobs with 227 more to come.

As at June 30, 2007, the balance of the restructuring reserve was $31.4 million. The total cash disbursement related to this reserve is expected to be $25.4 million for the remainder of 2007. Finally, the Company expects to record a charge of $21.9 million in upcoming quarters for the restructuring initiatives that have already been announced at June 30, 2007.

Reconciliation of non-GAAP measures

($ millions, except per share data)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Operating income from continuing operations- adjusted
Operating income (loss) (“EBIT”)	$(2.1)	$19.0	$(20.4)	$46.5
Impairment of assets, restructuring and other charges (“IAROC”)	36.0	31.4	65.5	53.5
Adjusted EBIT	$33.9	$50.4	$45.1	$100.0

Operating income (loss) (“EBIT”)	$(2.1)	$19.0	$(20.4)	$46.5
Depreciation of property, plant and equipment(1)	74.5	74.1	149.7	146.9
Amortization of other assets (1)	5.6	6.1	11.2	12.2
Operating income before depreciation and amortization (“EBITDA”)	$78.0	$99.2	$140.5	$205.6
IAROC	36.0	31.4	65.5	53.5
Adjusted EBITDA	$114.0	$130.6	$206.0	$259.1

Earnings (loss) per share from continuing operations
Loss from continuing operations	$(21.1)	$(6.5)	$(59.2)	$(0.2)
IAROC (2)	26.3	27.0	49.4	43.9
Adjusted net income (loss) from continuing operations	$5.2	$20.5	$(9.8)	$43.7
Net income allocated to holders of preferred shares	4.8	7.5	12.0	18.7
Adjusted net income (loss) from continuing operations available to holders of equity shares	0.4	13.0	(21.8)	25.0
Diluted average number of equity shares outstanding (in millions)	131.9	131.3	131.8	131.2
Earnings (loss) per share from continuing operations
Diluted	$(0.20)	$(0.11)	$(0.54)	$(0.14)
Adjusted diluted	$-	$0.10	$(0.17)	$0.19

Free Cash Flow
Cash provided by operating activities	$101.9	$122.2	$175.3	$154.6
Dividends on preferred shares	(4.6)	(9.7)	(11.7)	(23.9)
Additions to property, plant and equipment	(57.6)	(87.2)	(134.7)	(136.4)
Net proceeds from disposal of assets	3.9	0.6	40.5	9.0
Net proceeds from business disposals	-	0.7	-	28.0
Free cash flow	$43.6	$26.6	$69.4	$31.3

Figure 5

Adjusted: Defined as before IAROC and goodwill impairment charge

(1)          As reported in the Consolidated Statements of Cash Flows

(2)          Net of income taxes of $9.7 million for the second quarter of 2007 ($16.1 million year-to-date) and $4.4 million for the second quarter of 2006 ($9.6 million year-to-date)

Reconciliation of non-GAAP measures

($ millions)

	Six months ended June 30 2007	Twelve months ended December 31 (Revised, Note 12) 2006
Debt-to-capitalization
Current portion of long-term debt	$34.3	$30.7
Long-term debt	2,071.1	1,984.0
Convertible notes	-	117.7
Total debt	$2,105.4	$2,132.4
Minority interest	1.2	1.3
Shareholders’ equity	1,770.0	1,882.2
Capitalization	$3,876.6	$4,015.9
Debt-to-capitalization	54:46	53:47

Total Debt and Accounts Receivable Securitization
Current portion of long-term debt	$34.3	$30.7
Long-term debt	2,071.1	1,984.0
Convertible notes	-	117.7
Total debt	$2,105.4	$2,132.4
Accounts receivable securitization	462.7	579.5
Total debt and accounts receivable securitization	$2,568.1	$2,711.9
Minority interest	1.2	1.3
Shareholders’ equity	1,770.0	1,882.2
Capitalization, including securitization	$4,339.3	$4,595.4
Debt-to-capitalization, including securitization	59:41	59:41

Coverage Ratios from continuing operations
Adjusted EBITDA	$206.0	$579.9
YTD December previous year	579.9	-
Six month period previous year	(259.1)	-
Adjusted EBITDA - Last 12 months	$526.8	$579.9

Financial expenses	$75.8	$134.2
YTD December previous year	134.2	-
Six month period previous year	(61.1)	-
Financial expenses adjusted - Last 12 months	$148.9	$134.2
Interest coverage ratio (times)	3.5	4.3
Total debt	$2,105.4	$2,132.4
Debt-to-Adjusted-EBITDA ratio (times)	4.0	3.7

Figure 6

3.              Liquidity and capital resources

3.1            Operating activities

Cash provided by operating activities	Three months ended June 30		Six months ended June 30
($ millions)	2007	2006	2007	2006
	$101.9	$122.2	$175.3	$154.6

The decrease in cash from operating activities generated in the second quarter of 2007 compared to the same period in 2006 was due mainly to lower cash flows from inventory management. Furthermore, the increased cash flows from trade receivables were essentially offset by the net change in trade payables.

The increase for the first six months of 2007 compared to the same period in 2006 was mainly attributable to better working capital management, partly offset by the decline in net income.

The deficiency in working capital was $173.0 million at June 30, 2007, compared to $76.0 million at December 31, 2006. The change was due mainly to an increase in trade payables and accrued liabilities along with a decrease in gross trade receivables partly offset by a lower level of securitized receivables. The Company manages its trade payables to benefit from prompt payment discounts. Quebecor World also maximizes the use of its accounts receivable securitization programs, since the cost of these programs is lower than that of its credit facilities. The amount of trade receivables under securitization varies from month to month, based principally on the previous month’s volume (for example, June securitization is based on receivables at the end of May).

3.2    Financing activities

Cash used in financing activities	Three months ended June 30		Six months ended June 30
($ millions)	2007	2006	2007	2006
	$(31.9)	$(21.1)	$(31.9)	$(24.3)

In the second quarter of 2007, Quebecor World paid dividends on preferred shares classified as equity totalling $4.6 million compared to $9.7 million during the same period in 2006. On a year-to-date basis, the Company paid dividends on preferred shares classified as equity of $11.7 million in 2007 compared to $23.9 million in 2006. Quebecor World paid dividends on equity shares totalling $13.3 million in the second quarter of 2006 and $26.5 million in the first half of 2006.

On June 28, 2007, the Company redeemed all of the 6.00% Convertible Senior Subordinated Notes due on October 1, 2007 for a redemption price of 100.6% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest. The aggregate outstanding principal amount of the Notes was $119.5 million.

In the second quarter of 2007, Quebecor World drew CA $47.8 million ($43.0 million) on the long-term committed Equipment financing credit facility. As of June 30, 2007, the drawings under this facility amounted to CA $165.8 million ($155.6 million) compared to CA $118.0 ($105.7 million) at the same date last year.

3.3    Investing activities

Cash used in investing activities	Three months ended June 30		Six months ended June 30
($ millions)	2007	2006	2007	2006
	$(57.5)	$(95.9)	$(104.0)	$(109.5)

Additions to property, plant and equipment

In the second quarter of 2007, the Company invested $57.6 million in capital projects, compared to $87.2 million in 2006. On a year-to-date basis, $134.7 has been invested in capital projects in 2007, compared to $136.4 million in 2006. Of that amount, approximately 70% represented development capital, including expenditures for new capacity requirements, but mostly for productivity improvement. The remaining portion was spent on equipment transferred between plants and maintenance of the Company’s existing structure. In 2006, the organic growth spending amounted to 70% (85% excluding building purchases).

Key year-to-date expenditures included approximately $25.6 million in North America and $30.2 million in Europe as part of the strategic retooling plans and a customer related project. Other notable projects are related to the Corinth, MS facility transformation into a dual-process, premier rotogravure and offset catalog facility.

Proceeds from business disposals and disposal of assets

During the first half of 2007, proceeds on disposal of assets amounted to $40.5 million compared to $9.0 million in 2006. The higher proceeds in 2007 included $34.2 million related to the sale and leaseback of real estate properties of two Canadian facilities completed on March 23, 2007.

4.              Financial position

4.1    Free cash flow

Free cash flow (outflow)	Three months ended June 30		Six months ended June 30
($ millions)	2007	2006	2007	2006
	$43.6	$26.6	$69.4	$31.3

The Company reports free cash flow because it is a key measure used by management to evaluate its liquidity (Figure 5). Free cash flow reflects cash flow available for business acquisitions, dividends on equity shares, repayments of long-term debt and repurchases of equity securities. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered as an alternative to the Consolidated Statement of Cash Flows. Free cash flow is a measure that can be used to gauge the Company’s performance over time. Investors should be cautioned that free cash flow as reported by Quebecor World may not be comparable in all instances to free cash flow as reported by other companies.

The increase in free cash flow in the second quarter of 2007 compared to 2006 is due mainly to lower capital expenditures as the Company completes its retooling initiative. This positive variance was partly offset by the decrease in cash flows from operating activities as described above.

On a year-to-date basis, the increase in free cash flow was due mainly to a significant increase in proceeds from disposal of assets and in operating cash flows as described in the “Operating activities” section. The increase was partly offset by lower proceeds from business disposals.

4.2    Financial ratios, financial covenants and credit ratings

Financial ratios

The key financial ratios used by management to evaluate the Company’s financial position are the interest coverage ratio, the debt-to-Adjusted-EBITDA ratio, and the debt-to-capitalization ratio. Calculations of key financial ratios are presented in Figure 6. At the end of the second quarter of 2007, the debt-to-capitalization ratio was 54:46, compared to 53:47 at December 31, 2006. As at June 30, 2007, total debt plus accounts receivable securitization was $2,568.1 million, $143.8 million lower compared to December 31, 2006.

Financial covenants

The Company is subject to certain financial covenants in some of its major financing agreements and as at June 30, 2007, the Company was in compliance with such debt covenants.

Concurrent with the offering in 2006 of $400.0 million aggregate principal amount of 9.75% Senior Notes (as discussed in the “Financing activities” section in the MD&A for the year ended December 31, 2006), the Company obtained temporary accommodation of certain covenants under its bank credit facilities in order to provide itself with greater financial flexibility. This temporary accommodation will expire upon the release of the Company’s results for the third quarter of 2007 and management believes it may be necessary to obtain additional accommodations in order to remain compliant with its bank and securitization covenants.

On August 3, 2007, Quebecor World (USA) Inc. launched cash tender offers to purchase the majority of the Senior Notes (8.42%, 8.52%, 8.54% and 8.69%) of Quebecor World Capital Corporation. In conjunction with the cash tender offers, Quebecor World (USA) Inc. launched a consent solicitation to amend the note purchase agreements governing the Senior Notes with a view to providing the Company with greater financial flexibility.

There can be no assurance that Quebecor World will complete the initiatives described above, or be able to renegotiate the terms and conditions of the Company’s financing agreements and securitization programs, which may in turn require the Company to redeem, repay or repurchase its obligations prior to their scheduled maturity. However, management expects to receive the necessary accommodations and / or to complete certain financing initiatives in order to remain in compliance with all debt covenants.

Credit ratings

As at July 20, 2007, the following credit ratings had been attributed to the senior unsecured debt of the Company:

Rating Agency	Rating
Moody’s Investors Service	B2
Standard and Poor’s	B+
Dominion Bond Rating Service Limited	BB

4.3            Contractual cash obligations

The following table sets forth the Company’s contractual cash obligations for the items described therein as at June 30, 2007:

Contractual Cash Obligations

($ millions)

	Remainder of 2007	2008	2009	2010	2011	2012 and thereafter	Total
Long-term debt	$32.2	$221.3	$180.1	$190.0	$18.5	$1,469.3	$2,111.4
Capital leases	2.1	3.0	7.8	1.2	2.0	4.2	20.3
Interest payments on long-term debt and capital leases (1)	80.0	156.4	136.9	128.1	119.3	383.1	1,003.8
Operating leases	62.3	75.4	54.1	35.9	26.6	125.1	379.4
Capital asset purchase commitments	125.0	2.2	-	-	-	-	127.2
Total contractual cash obligations	$301.6	$458.3	$378.9	$355.2	$166.4	$1,981.7	$3,642.1

Figure 7

(1)          Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed as planned, and the outstanding balance as at June 30, 2007.

The Company has major operating leases pursuant to which it will pay to purchase the underlying equipment (presses and binders) at the end of the term, and it has historically acquired most of the equipment when it is used for production. The total terminal value of operating leases expiring between 2008 and 2013 is approximately $48.1 million.

The Company monitors the funded status of its pension plans very closely. During the first half of 2007, the Company made contributions of $35.2 million ($41.3 million in 2006), which were in accordance with the minimum required contributions as determined by the Company’s actuaries. Minimum required contributions are estimated at $64.7 million for 2007.

The Company believes that its liquidity, capital resources and cash flows from operations will be sufficient to fund planned capital expenditures, working capital requirements, pension contributions, interest and principal payment obligations.

5.              Off-balance sheet arrangements and other disclosures

5.1            Off-balance sheet arrangements

The Company is party to various off-balance sheet arrangements. The Company’s 2006 annual MD&A contains a complete description of these arrangements.

Sales of trade receivables

As at June 30, 2007, the amounts outstanding under the Canadian, U.S. and European securitization programs were CA$60.0 million ($56.3 million), $281.0 million and EUR 92.8 million ($125.4 million), respectively (CA$79.0 million ($70.8 million), $358.0 million and EUR 102.1 million ($130.4 million), as at June 30, 2006). The Company had a retained interest in the trade receivables sold of $132.4 million ($136.2 million in 2006), which was recorded in the Company’s trade receivables. As at June 30, 2007, an aggregate amount of $595.2 million ($695.4 million in 2006) of accounts receivable had been sold under the three programs. Consistent with its U.S. securitization agreement, the Company sells all of its U.S. receivables to a wholly-owned subsidiary, Quebecor World Finance Inc., through a true-sale transaction.

The Company was in compliance with all its covenants under the agreements governing its securitization programs as of June 30, 2007. See the “Financial ratios, financial covenants and credit ratings” section of the present MD&A for additional information on financial covenants.

5.2            Derivative financial instruments

The Company uses a number of derivative financial instruments to manage its exposure to fluctuations in foreign exchange, interest rates and commodity prices. The Company’s 2006 annual MD&A contains a complete description of these derivative financial instruments. The estimated fair value of derivative financial instruments at June 30, 2007 is detailed in Figure 8.

Fair Value of Derivative Financial Instruments (Continuing Operations)

($ millions)

	June 30, 2007		December 31, 2006
	Book Value	Fair Value	Book Value	Fair Value
Derivative financial instruments
Interest rate swap agreements	$(5.9)	$(5.9)	$-	$(7.5)
Foreign exchange forward contracts	(28.0)	(28.0)	(12.7)	(15.5)
Commodity swaps	(6.4)	(6.4)	(1.4)	(13.7)
Embedded derivatives	7.9	7.9	-	-

Figure 8

During the three-month period ended June 30, 2007, the Company recorded a net loss of $38.6 million on derivative financial instruments for which hedge accounting was not used ($29.3 million in 2006). During the same period, the Company recorded a net gain of $4.8 million for the ineffective portion of its fair value hedges. For the first half of the year 2007, the Company recorded a net loss of $34.2 million on derivative financial instruments for which hedge accounting was not used ($29.0 million in 2006). During the same period, the Company recorded a net gain of $1.8 million for the ineffective portion of its fair value hedges. A net gain of $15.5 million related to its cash flow hedges was recorded to other comprehensive income for the first half of 2007 as a result of the adoption of the new accounting standards for financial instruments and hedges as at January 1, 2007 (See section “Change in accounting policy”).

5.3            Related party transactions

Related Party Transactions

($ millions)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Companies under common control:
Revenues	$13.2	$18.0	$26.8	$32.8
Selling, general and administrative expenses	4.0	4.1	8.7	7.8
Management fees billed by Quebecor Inc.	1.2	1.2	2.4	2.4

Figure 9

The Company has entered into transactions with the parent company and its other subsidiaries, which were accounted for at prices and conditions prevailing in the market. Intercompany revenues from the parent company’s media subsidiaries mostly involved the printing of magazines. During the second quarter of 2007, a real estate has been sold to a shareholder of the parent company at fair value established based on an independent estimate.

The Company is currently in discussion with a company under common control, Quebecor Media Inc., regarding the joint use of assets, in particular printing equipment located in Islington, Ontario and Mirabel, Quebec. Agreements are expected to be entered into in 2007. As of June 30, 2007, the Company had invested CA$40.7 million ($38.2 million) in these assets.

5.4            Outstanding share data

Figure 10 discloses the Company’s outstanding share data as at July 20, 2007.

Outstanding Share Data

($ in millions and shares in thousands)

	July 20, 2007
	Issued and outstanding shares	Book value
Multiple Voting Shares	46,987	$93.5
Subordinate Voting Shares	84,975	1,149.5
First Preferred Shares, Series 3 - Equity	12,000	212.5
First Preferred Shares, Series 5 - Classified as liability	7,000	167.8

Figure 10

As of July 20, 2007, a total of 7,753,734 options to purchase Subordinate Voting Shares were outstanding, of which 3,707,270 were exercisable.

5.5            Controls and procedures

Management’s report on internal control over financial reporting

This section should be read in conjunction with Section 6.5, “Controls and procedures” of the Company’s annual MD&A for the year ended December 31, 2006 containing Management’s report on internal control over financial reporting.

The Company disclosed in its 2006 annual MD&A that management was not able to conclude as to the effectiveness of the Company’s internal control over financial reporting, as it had identified a material weakness in the Company’s internal control over financial reporting. Management also disclosed in its 2006 annual MD&A that it has put in place remediation plans intended to address the conditions leading to the material weakness that had been identified, which remediation plans consist of :

•             Developing and deploying a more exhaustive checklist to identify, capture and communicate the required information and documentation;
•            Continuing to implement additional controls to identify, capture and timely communicate financial information to apply the Company’s policy pertaining to the impairment of long-term assets;
•             Continuing to improve its forecasting systems;
•             Providing finance training for managers, process owners and accounting personnel.

In the first six months of 2007, the Company made progress in executing the remediation plans it has established to improve its internal controls in general and address the material weakness in its internal controls over financial reporting. The Company will keep investors apprised of the progress that it expects to make in the above described remediation plans in its future Management’s Discussion and Analyses.

No other changes to internal control over financial reporting have come to management’s attention during the three months ended June 30, 2007 that have materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

6.              Critical accounting estimates and accounting policies

6.1            Critical accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure with respect to contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The Ontario Securities Commission defines critical accounting estimates as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a company’s financial condition or results of operations. A complete discussion of the critical accounting estimates made by the Company is included in the 2006 annual MD&A. Management has not made any significant changes to these estimates and assumptions during the six-month period ended June 30, 2007, with the exception of the impairment test on goodwill for the European reporting unit discussed under the “Annual goodwill impairment test” section. Actual results could differ from those estimates.

6.2            Change in accounting policy

Financial instruments

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:

(a)                    Comprehensive income

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.

(b)                    Financial instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments. Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its restricted and unrestricted cash and cash equivalents and temporary investments as held for trading. Trade receivables, receivables from related parties, loans and other long-term receivables included in other assets were classified as loans and receivable. Portfolio investments were classified as available for sale. All of the Company’s financial liabilities were classified as other financial liabilities.

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of the derivatives are recognized in financial expenses with the exception of derivatives designated in a cash flow hedge for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting this standard related to embedded derivatives.

(c)                    Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

For derivative instruments designated as cash flow hedges, such as certain commodity swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Upon adoption of these new sections, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:

•                 Decrease of other assets by $24.3 million
•                 Decrease in trade payable and accrued liabilities by $0.6 million
•                 Increase of other liabilities by $18.9 million
•                 Decrease of long-term debt by $27.6 million
•                 Decrease of future income tax liabilities by $7.1 million
•                 Decrease of retained earnings by $2.2 million
•                 Decrease of accumulated other comprehensive income by $5.7 million

Finally, the adoption of the new standards had no material impact on net income in 2007.

6.3            Reclassification

During the second quarter of 2007, the Company reclassified the Series 5 Cumulative Redeemable First Preferred Shares in the amount of $150.2 million as at December 31, 2006 and of $164.3 million as at June 30, 2007 from Capital stock and Accumulated other comprehensive income to preferred shares classified as liability in the balance sheet, to conform with accounting standards related to such financial instruments (CICA Handbook section 3861). Dividends on these shares are from now on presented in the consolidated statement of income as dividends on preferred shares classified as liability. This reclassification was not material to the Company's consolidated financial statements and, as noted in section 4.2, the Company remains in compliance with all significant debt covenants, including those applicable to prior periods.

7.              Risks and uncertainties related to the Company’s business

The principal risks and uncertainties related to the Company’s business are set out in its 2006 annual MD&A that has been previously filed with the Canadian securities regulatory authorities at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov. The Company’s annual MD&A is also available at www.quebecorworld.com.

Additional risks and uncertainties that the Company is unaware of, or that the Company currently deems to be immaterial, may also become important factors that affect it. If any of such risks actually occurs, the Company’s business, cash flows, financial condition or results of operations could be materially adversely affected.

8.              Additional information

Additional information relating to Quebecor World, including its Annual Information Form for the year ended December 31, 2006, is available on the Company’s website at www.quebecorworld.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Montreal, Canada
August 8, 2007

CONSOLIDATED FINANCIAL STATEMENTS

SECOND QUARTER ENDED JUNE 30, 2007

CONSOLIDATED STATEMENTS OF INCOME

Periods ended June 30,

(In millions of US dollars, except per share amounts)
(Unaudited)

		Three months		Six months
	Note	2007	2006	2007	2006

Operating revenues		$1,360.1	$1,452.2	$2,753.5	$2,919.7

Operating expenses:
Cost of sales		1,140.8	1,219.6	2,317.5	2,461.1
Selling, general and administrative		103.5	99.7	216.9	194.9
Securitization fees		7.4	8.3	13.3	14.5
Depreciation and amortization		74.5	74.2	149.7	147.0
Loss on business disposals	6	-	-	11.0	2.2
Impairment of assets, restructuring and other charges	3	36.0	31.4	65.5	53.5
		1,362.2	1,433.2	2,773.9	2,873.2
Operating income (loss)		(2.1)	19.0	(20.4)	46.5
Financial expenses	4	41.9	33.6	75.8	61.1
Dividends on preferred shares classified as liability	12	2.8	-	2.8	-
Loss from continuing operations before income taxes		(46.8)	(14.6)	(99.0)	(14.6)
Income taxes		(25.4)	(8.5)	(39.5)	(14.7)
Income (loss) from continuing operations before minority interest		(21.4)	(6.1)	(59.5)	0.1
Minority interest		(0.3)	0.4	(0.3)	0.3
Loss from continuing operations		(21.1)	(6.5)	(59.2)	(0.2)
Loss from discontinued operations (net of tax)		-	(0.7)	-	(1.8)
Net income (loss)		$(21.1)	$(7.2)	$(59.2)	$(2.0)
Net income allocated to holders of preferred shares		4.8	7.5	12.0	18.7
Loss allocated to holders of equity shares		$(25.9)	$(14.7)	$(71.2)	$(20.7)

Loss per share:	5
Basic and diluted:
Continuing operations		$(0.20)	$(0.11)	$(0.54)	$(0.14)
Discontinued operations		-	-	-	(0.02)
		$(0.20)	$(0.11)	$(0.54)	$(0.16)

Weighted-average number of equity shares outstanding:	5
(in millions)
Basic and diluted		131.9	131.3	131.8	131.2

See accompanying Notes to Consolidated Financial Statements.

2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Periods ended June 30,
(In millions of US dollars)
(Unaudited)

		Three months		Six months
	Note	2007	2006	2007	2006
			(Revised,		(Revised,
			Note 12)		Note 12)
Net income (loss)		$(21.1)	$(7.2)	$(59.2)	$(2.0)

Other comprehensive income, net of income tax:	14, 15
Unrealized loss on foreign currency translation adjustment	12	(40.6)	(22.7)	(48.0)	(14.7)
Portion of foreign currency translation adjustment recognized in income as a result of a reduction in self-sustaining foreign operations		-	-	-	2.5
Unrealized net gain on derivative financial instruments related to cash flow hedges		3.0	-	6.9	-
Reclassification of realized net loss on derivative financial instruments to the statements of income		0.7	-	3.0	-
Comprehensive income		$(58.0)	$(29.9)	$(97.3)	$(14.2)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Periods ended June 30,
(In millions of US dollars)
(Unaudited)

		Three months		Six months
	Note	2007	2006	2007	2006

Balance, beginning of period, as previously reported:		$350.8	$456.4	$398.3	$475.6
Cumulative effect of change in 2006 accounting policy
- Evaluation of misstatement policy		-	(31.8)	-	(31.8)
Cumulative effect of change in accounting policy
- Financial instruments	2	-	-	(2.2)	-
Balance, beginning of period, revised		$350.8	$424.6	$396.1	$443.8
Net income (loss)		(21.1)	(7.2)	(59.2)	(2.0)
Redemption of convertible notes	10	15.9	-	15.9	-
Dividends:
Equity shares		-	(13.3)	-	(26.5)
Preferred shares	12	(4.8)	(7.5)	(12.0)	(18.7)
Balance, end of period		$340.8	$396.6	$340.8	$396.6

See accompanying Notes to Consolidated Financial Statements.

3

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended June 30,
(In millions of US dollars)
(Unaudited)

		Three months		Six months
	Note	2007	2006	2007	2006
Cash flows from operating activities:
Net income (loss)		$(21.1)	$(7.2)	$(59.2)	$(2.0)
Adjustments for:
Depreciation of property, plant and equipment		74.5	74.1	149.7	146.9
Impairment of assets and non-cash portion of restructuring and other charges	3	19.6	3.4	32.6	9.8
Future income taxes		(3.6)	(15.2)	(39.1)	(2.1)
Amortization of other assets		5.6	6.1	11.2	12.2
Loss on business disposals	6	-	-	11.0	3.8
Other		(6.3)	2.7	(5.1)	5.2
Net changes in non-cash balances related to operations:
Trade receivables		107.5	26.7	56.6	(0.8)
Inventories		8.6	23.1	18.4	(1.1)
Trade payables and accrued liabilities		(34.4)	45.6	51.9	102.0
Other current assets and liabilities		(25.4)	(11.4)	(12.8)	(68.5)
Other non-current assets and liabilities		(23.1)	(25.7)	(39.9)	(50.8)
		33.2	58.3	74.2	(19.2)
Cash flows provided by operating activities		101.9	122.2	175.3	154.6

Cash flows from financing activities:
Issuance of long-term debt, net of issuance costs		43.0	(0.3)	43.0	541.0
Repayments of long-term debt		(1.0)	(3.0)	(2.2)	(254.8)
Redemption of convertible notes	10	(119.5)	-	(119.5)	-
Net borrowings (repayments) under revolving bank facility		48.9	178.9	55.6	(88.1)
Net proceeds from issuance of equity shares		1.3	2.2	2.9	3.9
Redemption of preferred shares		-	(175.9)	-	(175.9)
Dividends on equity shares		-	(13.3)	-	(26.5)
Dividends on preferred shares classified as equity	12	(4.6)	(9.7)	(11.7)	(23.9)
Cash flows used in financing activities		(31.9)	(21.1)	(31.9)	(24.3)

Cash flows from investing activities:
Business acquisitions, net of cash and cash equivalents		(3.5)	-	(3.5)	(0.1)
Proceeds from business disposals, net of cash and cash equivalents		-	0.7	-	28.0
Additions to property, plant and equipment		(57.6)	(87.2)	(134.7)	(136.4)
Net proceeds from disposal of assets		3.9	0.6	40.5	9.0
Restricted cash		(0.3)	(10.0)	(6.3)	(10.0)
Cash flows used in investing activities		(57.5)	(95.9)	(104.0)	(109.5)
Effect on foreign currency		(10.9)	(17.2)	(22.8)	(13.1)
Net changes in cash and cash equivalents		1.6	(12.0)	16.6	7.7
Cash and cash equivalents, beginning of period		32.8	38.0	17.8	18.3
Cash and cash equivalents, end of period		$34.4	$26.0	$34.4	$26.0

Supplemental cash flow information:
Interest paid		$28.5	$25.3	$65.8	$55.8
Dividends paid on preferred shares classified as liability	12	2.7	-	2.7	-
Income tax paid (net of refund)		10.5	11.6	13.4	48.0

See accompanying Notes to Consolidated Financial Statements.

4

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)
(Unaudited)

		June 30,	December 31,
	Note	2007	2006
			(Revised,
			Note 12)
Assets

Current assets:
Cash and cash equivalents		$34.4	$17.8
Trade receivables		393.7	445.6
Receivables from related parties		15.5	20.3
Inventories		340.9	356.7
Income taxes receivable		33.0	35.2
Future income taxes		38.4	40.6
Prepaid expenses		33.2	23.2
Total current assets		889.1	939.4
Property, plant and equipment	7	2,243.6	2,287.4
Goodwill	8	2,333.8	2,324.3
Restricted cash		54.4	48.1
Other assets		221.2	224.2
Total assets		$5,742.1	$5,823.4

Liabilities and Shareholders’ Equity

Current liabilities:
Trade payables and accrued liabilities		$998.1	$942.4
Payables to related parties		1.2	1.5
Income and other taxes payable		27.4	39.7
Future income taxes		1.1	1.1
Current portion of long-term debt	9	34.3	30.7
Total current liabilities		1,062.1	1,015.4
Long-term debt	9	2,071.1	1,984.0
Other liabilities		322.3	283.5
Future income taxes		351.1	389.1
Convertible notes	10	-	117.7
Preferred shares	12	164.3	150.2
Minority interest		1.2	1.3

Shareholders’ equity:
Capital stock	12	1,455.3	1,452.4
Contributed surplus	10	100.3	114.1
Retained earnings		340.8	398.3
Accumulated other comprehensive income	14	(126.4)	(82.6)
		1,770.0	1,882.2
Total liabilities and shareholders’ equity		$5,742.1	$5,823.4

See accompanying Notes to Consolidated Financial Statements.

5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended June 30, 2007 and 2006

(Tabular amounts are expressed in millions of US dollars, except per share and option amounts)

(Unaudited)

1.                        Basis of Presentation

The consolidated financial statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”). The same accounting policies as described in the Company’s latest Annual Report have been used, except changes described in Note 2. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP and, accordingly, should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest Annual Report.

Seasonality

The operations of the Company’s business are seasonal, with the majority of historical operating income recognized in the second half of the fiscal year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, the seasonality could adversely affect the Company’s cash flow and results of operations on a quarterly basis.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation of the current period.

2.                        Change in Accounting Policies – Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:

(a)  Comprehensive income

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.

(b)  Financial instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments. Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its restricted and unrestricted cash and cash equivalents and temporary investments as held for trading. Trade receivables, receivables from related parties, loans and other long-term receivables included in other assets were classified as loans and receivable. Portfolio investments were classified as available for sale. All of the Company’s financial liabilities were classified as other financial liabilities.

6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.                        Change in Accounting Policies – Financial Instruments (cont'd)

(b)  Financial instruments (cont'd)

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts.  Changes in the fair values of derivatives are recognized in financial expenses with the exception of derivatives designated in a cash flow hedge for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting this standard related to embedded derivatives.

(c)  Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

For derivative instruments designated as cash flow hedges, such as certain commodity swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Upon adoption of these new sections, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:

•                        Decrease of other assets by $24.3 million
•                        Decrease in trade payable and accrued liabilities by $0.6 million
•                        Increase of other liabilities by $18.9 million
•                        Decrease of long-term debt by $27.6 million
•                        Decrease of future income tax liabilities by $7.1 million
•                        Decrease of retained earnings by $2.2 million
•                        Decrease of accumulated other comprehensive income by $5.7 million

Finally, the adoption of the new standards had no material impact on net income in 2007.

7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.                        Impairment of Assets, Restructuring and Other Charges

The following table details the charge for impairment of assets, restructuring and other charges and pension settlements:

		Three months ended June 30,		Six months ended June 30,
	Note	2007	2006	2007	2006
Impairment of assets		$19.6	$1.5	$27.8	$7.9
Restructuring and other charges		16.4	28.0	32.9	43.7
Pension settlements	13	-	1.9	4.8	1.9
		$36.0	$31.4	$65.5	$53.5

(a)   Impairment of assets

In the second quarter of 2007, following impairment tests on specific units in North America, the Company concluded that some long-lived assets were impaired and recorded an impairment charge of long-lived assets of $19.6 million on certain machinery and equipment. For the six-month period ended June 30, 2007, the Company recorded impairment charges of long-lived assets, mainly in North America and in Europe, totaling $27.8 million on certain machinery and equipment.

(b)   Restructuring and other charges

The following table details the Company’s restructuring and other charges and the change in the reserve for restructuring and other charges:

	Six months ended June 30, 2007
	2007	Prior Year
	Initiatives	Initiatives	Total
Expenses
Workforce reduction	$13.3	$4.9	$18.2
Leases and carrying costs for closed facilities	6.5	10.6	17.1
	19.8	15.5	35.3
Underspending
Workforce reduction	-	(2.2)	(2.2)
Leases and carrying costs for closed facilities	-	(0.2)	(0.2)
	-	(2.4)	(2.4)
Payments
Workforce reduction	(8.0)	(21.4)	(29.4)
Leases and carrying costs for closed facilities	(6.5)	(13.0)	(19.5)
	(14.5)	(34.4)	(48.9)
Net change	5.3	(21.3)	(16.0)
Foreign currency changes	-	0.5	0.5
Balance, beginning of period	-	46.9	46.9
Balance, end of period	$5.3	$26.1	$31.4

2007 restructuring initiatives

During the second quarter of 2007, there was a restructuring initiative in North America related to the closure of the Vancouver, BC facility (Canada). In addition, in the first quarter of 2007, there were restructuring initiatives in North America related to the closure of the Lincoln, NE facility (Magazine group) and the Phoenix, AZ facility (Retail group). There were also various headcount reductions across North America and Europe. These initiatives are expected to be completed by the end of 2007 with a total cost of $27.4 million of which $13.6 million is for workforce reduction and $13.8 million for lease and closed facilities.

8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.                        Financial Expenses

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Interest on long-term debt and convertible notes	$45.6	$38.2	$86.3	$71.5
Bank and other charges	2.5	1.6	5.1	1.2
Amortization of deferred financing costs	1.1	0.8	2.1	1.4
Net gain on foreign exchange and derivative financial instruments (a) (b)	(6.6)	(2.4)	(14.1)	(7.3)
Exchange loss from reductions of net investments in self-sustaining foreign operations	-	-	-	2.5
	42.6	38.2	79.4	69.3
Interest capitalized to the cost of fixed assets	(0.7)	(4.6)	(3.6)	(8.2)
	$41.9	$33.6	$75.8	$61.1

(a)         During the three-month period ended June 30, 2007, the Company recorded a net loss of $38.6 million on derivative financial instruments for which hedge accounting was not used ($29.3 million in 2006). During the first half of the year 2007, the Company recorded a net loss of $34.2 million on derivatives financial instruments for which hedge accounting was not used ($29.0 million in 2006).

(b)        During the three-month period ended June 30, 2007, the Company recorded a net gain of $4.8 million for the ineffective portion of fair value hedges and a net gain of $1.8 million during the first half of the year 2007.

5.                        Earnings (Loss) per Share

The following table sets forth the computation of basic and diluted loss per share from continuing operations:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Loss from continuing operations	$(21.1)	$(6.5)	$(59.2)	$(0.2)

Net income allocated to holders of preferred shares	4.8	7.5	12.0	18.7

Loss from continuing operations allocated to holders of equity shares	$(25.9)	$(14.0)	$(71.2)	$(18.9)

(In millions)

Weighted-average number of diluted equity shares outstanding	131.9	131.3	131.8	131.2

Loss per share:
Basic and diluted	$(0.20)	$(0.11)	$(0.54)	$(0.14)

For the purpose of calculating diluted loss per share, the effects of the convertible notes (redeemed in June 2007) and the effects of all stock options were excluded, since their inclusion was anti-dilutive, for both 2007 and 2006.

9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.                        Business Disposal

In March 2007, the Company sold its investment in a facility of its French operations for negligible cash consideration, resulting in a net loss on disposal of $11.0 million.

7.                        Property, Plant and Equipment

In March 2007, the Company concluded an agreement for the sale and leaseback of land and buildings of facilities in North America. The transaction is considered to be a sale of assets with proceeds of $34.2 million. The subsequent transaction consists of operating leases over lease terms of 15 years. The disposal of these assets generated a gain of $13.6 million which has been deferred and will be amortized over the lease terms.

8.                        Goodwill

	North		Latin
	America	Europe	America	Total
Balance, beginning of year	$2,156.3	$159.4	$8.6	$2,324.3
Goodwill acquired during the period	3.9	-	-	3.9
Foreign currency changes	3.0	2.0	0.6	5.6

Balance, end of period	$2,163.2	$161.4	$9.2	$2,333.8

The Company has commenced its annual goodwill impairment testing in the second quarter of 2007. Management has determined that the $161.4 million carrying value of goodwill for its European reporting unit may not be recoverable and that the resulting impairment of such goodwill may amount to as much as its carrying value. The Company is presently in the process of finalizing the annual impairment analysis, which it expects to complete before the end of 2007.

9.                        Long-term Debt

The following table summarizes changes in long-term debt pursuant to the adoption of the new standards, as described in Note 2:

	June 30, 2007	December 31, 2006
Long-term debt	$2,131.7	$2,014.7
Change in fair value of debts for hedged interest rate risk	(2.5)	-
Adjustment related to embedded derivatives	(0.3)	-
Financing fees, net of amortization	(23.5)	-
	2,105.4	2,014.7
Less current maturities	34.3	30.7

	$2,071.1	$1,984.0

10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.                 Convertible Notes

	June 30, 2007	December 31, 2006
Convertible senior subordinated notes 6.00%	$-	$117.7

In June 2007, the Company redeemed all of its outstanding 6.00% Convertible senior subordinated notes (the “Convertible Notes”) due on October 1, 2007 for a redemption price of 100.6% of the outstanding principal amount of $119.5 million, plus accrued and unpaid interest at the redemption date. The additional amount paid on redemption of the Convertible Notes was a premium of $0.7 million recorded as financing expenses. A loss of $0.6 million relating to the debt component was recorded as financing expenses and a gain of $15.9 million relating to the equity component was transferred from contributed surplus to retained earnings, both due to the difference between the net book value and the fair value of the components.

11.                 Stock-Based Compensation

The following table summarizes information about stock options:

	June 30, 2007	December 31, 2006
Number of stock options at the end of the period (in thousands):
Outstanding	7,770.1	7,772.3
Exercisable	3,723.7	3,041.2

The total stock-based compensation expense recorded in the first half of 2007 was $2.0 million ($1.8 million for the same period in 2006).

12.                 Capital Stock

	June 30, 2007		December 31, 2006
(Thousands of shares)	Number	Amount	Number	Amount

Multiple Voting Shares	46,987	$93.5	46,987	$93.5
Subordinate Voting Shares	84,963	1,149.3	84,722	1,146.4
Redeemable First Preferred Shares - Series 3 - Classified as Shareholders’ equity	12,000	212.5	12,000	212.5
Total capital stock		$1,455.3		$1,452.4

Redeemable First Preferred Shares - Series 5 - Classified as Liability	7,000	$164.3	7,000	$150.2

During the first six months of 2007, 10,000 Subordinate Voting Shares were issued under the Company’s stock option plan (none in 2006), and 230,541 Subordinate Voting Shares were issued under the Company’s Canadian and US Employee Stock Purchase Plans (352,612 in the first half of 2006) for a total cash consideration of $2.9 million ($3.9 million in the first half of 2006).

During the second quarter of 2007, the Company reclassified the Series 5 Cumulative Redeemable First Preferred Shares in the amount of $150.2 million as at December 31, 2006 and of $164.3 million as at June 30, 2007 from Capital stock and Accumulated other comprehensive income to preferred shares classified as liability in the balance sheet, to conform with accounting standards related to such financial instruments (CICA Handbook section 3861). Dividends on these shares are from now on presented in the consolidated statement of income as dividends on preferred shares classified as liability.

11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.                 Pension and Other Postretirement Benefits

The following table presents the Company’s pension and other postretirement benefit costs:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Pension benefits	$15.1	$17.8	$36.2	$38.3
Postretirement benefits	0.7	0.8	1.4	1.6
Total benefit cost	$15.8	$18.6	$37.6	$39.9

The 2007 pension benefit costs included a total settlement loss of $4.8 million ($1.9 million in 2006), as described in Note 3.

In 2006, the Company modified its defined benefit plans for certain employees in Canada and in the United States, and created a defined contribution Group Registered Retirement Savings Plan (“Group RRSP”) for employees in Canada. As of October 1, 2006, affected employees in Canada had the choice to adhere to the Group RRSP, or to continue to participate in the modified plan, while future employees automatically adhere to the new Group RRSP. For employees in the United States, one of the defined benefit plans was frozen on October 1, 2006, and an improved defined contribution plan has been offered to employees. A $3.6 million curtailment gain was recorded in the second quarter of 2006.

14.                 Accumulated Other Comprehensive Income

The following table presents changes in the carrying amount of accumulated other comprehensive income:

		Translation	Cash flow
	Note	adjustment	hedges	Total
		(Revised,
		Note 12)
Balance, December 31, 2005		$(102.6)	$-	$(102.6)
Other comprehensive income, net of income taxes		(12.2)	-	(12.2)
Balance, June 30, 2006		(114.8)	-	(114.8)
Other comprehensive income, net of income taxes		32.2	-	32.2
Balance, December 31, 2006		(82.6)	-	(82.6)
Change in accounting policy - Financial Instruments, net of income taxes	2	-	(5.7)	(5.7)
Other comprehensive income, net of income taxes		(7.4)	6.2	(1.2)
Balance, March 31, 2007		(90.0)	0.5	(89.5)
Other comprehensive income, net of income taxes		(40.6)	3.7	(36.9)
Balance, June 30, 2007		$(130.6)	$4.2	$(126.4)

Over the next twelve months, the Company expects an estimated $0.7 million (net of income tax of $0.7 million) in net losses in other comprehensive income as at June 30, 2007 to be reclassified to net income. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for anticipated transactions is 39 months. During the six-month period ended June 30, 2007, there were no forecasted transactions that failed to occur.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.                 Income Tax Components of Other Comprehensive Income

The following table presents the income taxes on components of Other Comprehensive Income:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Unrealized loss on foreign currency translation adjustment	$(6.3)	$(3.5)	$(7.0)	$(1.7)
Unrealized net gain on derivative financial instruments related to cash flow hedges	(1.2)	-	(3.5)	-
Reclassification of realized net loss on derivative financial instruments to the statement of income	(0.6)	-	(2.1)	-
	$(8.1)	$(3.5)	$(12.6)	$(1.7)

16.                 Related Party Transactions

During the second quarter of 2007, a real estate property has been sold to a shareholder of the parent company at fair value of $1.3 million, established based on an independent estimate, resulting in a gain on disposal of $1.0 million included in selling, general and administrative expenses.

13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.                 Segmented Information

The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. These segments are managed separately, since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges and goodwill impairment charge (“Adjusted EBIT”).

	North		Latin		Inter-
	America	Europe	America	Other	Segment	Total
Three months

2007
Revenues	$1,049.3	$248.8	$63.4	$-	$(1.4)	$1,360.1
Impairment of assets	19.6	-	-	-	-	19.6
Restructuring and other charges	9.1	7.2	0.1	-	-	16.4
Adjusted EBIT	55.1	(13.3)	1.8	(9.7)	-	33.9
Operating income (loss)	26.4	(20.5)	1.7	(9.7)	-	(2.1)

2006
Revenues	$1,148.4	$251.9	$51.8	$0.2	$(0.1)	$1,452.2
Impairment of assets	3.2	0.2	-	-	-	3.4
Restructuring and other charges	9.4	18.5	0.1	-	-	28.0
Adjusted EBIT	59.6	(6.3)	0.6	(3.5)	-	50.4
Operating income (loss)	47.0	(25.0)	0.5	(3.5)	-	19.0

Six months

2007
Revenues	$2,126.5	$502.1	$127.3	$0.1	$(2.5)	$2,753.5
Impairment of assets	19.6	8.2	-	-	-	27.8
Restructuring and other charges	26.9	10.7	0.1	-	-	37.7
Adjusted EBIT	92.4	(39.8)	4.3	(11.8)	-	45.1
Operating income (loss)	45.9	(58.7)	4.2	(11.8)	-	(20.4)

2006
Revenues	$2,296.5	$514.0	$109.3	$0.4	$(0.5)	$2,919.7
Impairment of assets	7.4	1.9	0.5	-	-	9.8
Restructuring and other charges	18.7	24.9	0.1	-	-	43.7
Adjusted EBIT	102.1	(2.6)	3.4	(2.9)	-	100.0
Operating income (loss)	76.0	(29.4)	2.8	(2.9)	-	46.5

18.                 Subsequent Event

On August 3, 2007, the Company launched cash tender offers to purchase the Senior Notes (8.42%, 8.52%, 8.54% and 8.69%) for an amount up to $158.6 million. In conjunction with the cash tender offers, the Company launched a consent solicitation to amend the note purchase agreements governing the Senior Notes with a view to providing the Company with greater financial flexibility.

14

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Wes William Lucas, President and Chief Executive Officer of Quebecor World Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Quebecor World Inc. (the issuer) for the interim period ending June 30, 2007;
  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
  The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
  designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
  I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 8, 2007

/s/Wes William Lucas

Wes William Lucas

President and Chief Executive Officer

Quebecor World Inc.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Jacques Mallette, Executive Vice President and Chief Financial Officer of Quebecor World Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Quebecor World Inc. (the issuer) for the interim period ending June 30, 2007;
  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
  The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
  designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
  I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 8, 2007

/s/Jacques Mallette

Jacques Mallette

Executive Vice President and Chief Financial Officer

Quebecor World Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É Chlumecky
Title:     Assistant Corporate Secretary

Date: August 8, 2007